As filed with the Securities and Exchange Commission on October 17, 2016

Investment Company Act File No. 811-22727

United States
Securities and Exchange Commission
 Washington, D.C. 20549

___________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

The Cushing® MLP Infrastructure Fund I
(Name of Issuer)

The Cushing® MLP Infrastructure Fund I
(Name of Person Filing Statement)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

___________________

Jerry V. Swank
Cushing® Asset Management, LP
8117 Preston Road, Suite 440
 Dallas, Texas 75225
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Calculation of Filing Fee:
Transaction Valuation	Amount of Filing Fee
$15,189,807 (a)	$1,529.61 (b)
(a)	Calculated at the estimated aggregate maximum purchase price to be paid for Common Units in the offer, based on the net asset value per Common Unit, as of June 30, 2016, the most recently determined net asset value prior to the commencement of the Offer.
(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,529.61 Filing Party: The Cushing® MLP Infrastructure Fund I Form or Registration No.: SC-TO-I Date Filed: July 18, 2016
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) of The Cushing® MLP Infrastructure Fund I (the “Fund”) relating to an offer to purchase (the “Offer”) up to 40% of common units of beneficial interest (“Common Units”) in the Fund pursuant to tenders by holders of Common Units of the Fund (“Unitholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(i), originally filed with the Securities and Exchange Commission on July 18, 2016, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.
The following information is furnished pursuant to Rule 13e-4(c)(4):
The Offer terminated at 5:00 p.m., Central time, on August 15, 2016 (the “Expiration Date”).
Pursuant to the Offer, no Common Units were tendered and accepted by the Fund.
Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE CUSHING® MLP INFRASTRUCTURE FUND I

By:	/s/ Jerry V. Swank
Name : Jerry V. Swank
Title: Trustee, Chairman and Chief Executive
Officer

October 17, 2016